UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

SHARING SERVICES GLOBAL CORPORATION

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

819536103

(CUSIP Number)

Jason Grady

c/o DSS, Inc.

6 Framark Drive

Victor, New York 14564

(585) 325-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819536103

1	NAMES OF REPORTING PERSON
DSS, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
551,897,003(1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
551,897,003(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
551,897,003 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Includes 10,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.20; 150,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.22; 50,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.063; and 50,000,000 warrants to purchase shares of Common Stock at an exercise price of $0.0001. The Warrants immediately vested and may be exercised at any time commencing on the date of issuance and ending five (5) years from such date. Also includes 150,000,000 shares of Class A Common Stock issuable upon the conversion of a convertible note, convertible at $0.20 per share.

(2)	Based on shares of 655,243,969 Class A Common Stock assuming the exercise of 10,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.20; 150,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.22; 50,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.063; and 50,000,000 warrants to purchase shares of Common Stock at an exercise price of $0.0001; and the conversion of a convertible note at $0.20 per share for 150,000,000 shares of Class A Common Stock.

Schedule 13D

This Amendment No. 8 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by DSS, Inc., a New York corporation (the “Reporting Person”), on April 3, 2020, as amended by Amendment No .1 to the Schedule 13D filed on April 7, 2020, as amended by Amendment No. 2 to the Schedule 13D filed on April 21, 2020, as amended by Amendment No. 3 to the Schedule 13D filed on June 23, 2020, as amended by Amendment No. 4 to the Schedule 13D filed on July 31, 2020, as amended by Amendment No. 5 on Schedule 13D filed on October 22, 2021, and as amended by Amendment No. 7 on Schedule 13D filed on January 11, 2022, relating to the beneficial ownership of shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) of Sharing Services Global Corporation, a Nevada corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

On January 24, 2022, the Reporting Person entered into a consulting services agreement with the Issuer, pursuant to which the Reporting Person was granted 50,000,000 warrants to acquire 50,000,000 shares of Class A Common Stock at an exercise price of $0.0001 per share (the “Warrants”) as consideration for the Reporting Person’s services to Issuer. The Warrants immediately vested and may be exercised at any time commencing on the date of issuance and ending five (5) years from such date.

Item 4. Purpose of Transaction

Item 4 is hereby amended as follows:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Warrants reported herein over which the Reporting Persons may be deemed to have beneficial ownership were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)	The Reporting Person beneficially owns 551,897,003 shares of Class A Common Stock, which constitutes 84% of the shares of Class A Common Stock assuming the exercise of 10,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.20; 150,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.22; 50,000,000 warrants to purchase shares of Class A Common Stock at an average exercise price of $0.063; and 50,000,000 warrants to purchase shares of Common Stock at an exercise price of $0.0001; and the conversion of a convertible note at $0.20 per share for 150,000,000 shares of Class A Common Stock.

(b)	The Reporting Person has the sole power to vote and to dispose of the shares of Class A Common Stock.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2022		/s/ Jason Grady
	Name:	Jason Grady
Chief Operating Officer